Exhibit (h)(2)(b)

SCHEDULE A
FUND LIST

Dated:  June 19, 2006
Amended and Restated as of September 29, 2006

AARP Conservative Fund
AARP Moderate Fund
AARP Aggressive Fund
AARP Money Market Fund
AARP Income Fund

AARP FUNDS		STATE STREET BANK AND TRUST
COMPANY

By:	/s/ Larry C. Renfro	By:	/s/ Joseph L. Hooley
A duly authorized officer of AARP Funds
Name: Larry C. Renfro		Name: Joseph L. Hooley
Title: President		Title: Executive Vice President
Date: September 29, 2006		Date: October 20, 2006